Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated February 10, 2004
  Management’s discussion and analysis for the quarter and full year ended December 31, 2003
  The Company’s unaudited financial statements for the quarter and full year ended December 31, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED
By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	February 10, 2004

Press Release

PacNet Reports 67% Growth
in Full-Year Net Income

  Fourth-Quarter 2003 (Year-on-year): Revenues up 9.8%, Net income up more than 300%, Broadband revenue increases 50%
  Full-Year 2003: Revenue rises 6.7% to US$98.6 million, Net income up 67%, Broadband revenue increases 61%

SINGAPORE (February 10, 2004) – Pacific Internet Limited, or PacNet (NASDAQ: PCNTF), today announced its financial results for the fourth-quarter and full-year ended December 31, 2003, posting its eighth consecutive quarter of profit, with full-year revenues rising 6.7% and net income growing 67% from 2002. PacNet is Asia’s largest telco-independent Internet Communications Service Provider by geographic reach with direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.

Highlights of Full-Year 2003 Results

  Revenues grew to US$98.6 million, a 6.7% increase over 2002.
  Broadband revenues grew to US$39.4 million, a 60.7% increase over 2002.
  Net income grew to US$2.8 million, a 67% increase over 2002.
  Net income before stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge grew to US$4.4 million, more than doubled compared with US$1.9 million in 2002.
  Cash and cash equivalents grew to US$24.7 million from US$20.7 million one year ago, despite the repayment of loans from shareholders and bank amounting to US$6.2 million.

Highlights of Fourth-Quarter 2003 Results

  Revenues grew to US$25.8 million, a 9.8% increase over the same quarter of 2002.
  Broadband revenues grew to US$11.2 million, a 49.7% increase over the same quarter of 2002.
  Net income grew to US$1.9 million, compared with US$0.5 million, in the fourth quarter of 2002, a nearly four-times increase.
  Net income before stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge grew to US$2.2 million, compared with US$0.8 million in the third quarter of 2003

Ko Kheng Hwa, Chairman of PacNet, said, “PacNet continued to deliver higher revenue and net income in 2003, achieving eight consecutive quarters of net profits. We have also exceeded our net income targets from the third quarter of 2003, growing it by almost four-times. Moving forward, PacNet will continue to leverage its broadband customer base and corporate clients that were built up over the years to extend and strengthen its regional presence.”

Fourth-Quarter 2003 Financial Results

Table 1: Summary of Quarterly Financial Results
Group (in US$ millions)	4Q 2003	3Q 2003	4Q 2002
Revenues	25.8	25.2	23.5
Operating Costs and Expenses	23.0	24.1	22.1
Operating Income	2.8	1.1	1.4
Net Income	1.9	0.78	0.48
Stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge	0.3	(0.02)	0.04
Net income before the above stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge	2.2	0.76	0.52

Table 2: Summary of Full-Year Financial Results
Group (in US$ millions)	2003	2002
Revenues	98.6	92.4
Total Operating Expenses	93.8	87.7
Operating Income	4.8	4.7
Net Income	2.8	1.7
Net Income before stock-based compensation cost and cumulative effect adjustment pertaining to asset retirement obligation charge	4.4	1.9

Table 3: Subscriber Statistics by Products
Country	Dial-up	Leased lines	Broadband		Hosting	Total
			Consumer	Corporate
Singapore and Malaysia*	138,100	670	29,600	4,700	600	173,700
Hong Kong	88,700	260	4,000	9,200	1,000	103,200
Australia	37,300	100	5,700	4,600	9,000	56,700
Philippines	92,900	160	-	100	-	93,200
Thailand and India **	20,700	320	-	100	200	21,300
Total (as at Dec 2003)	377,700	1,510	39,300	18,700	10,800	448,100
Total (as at Sep 2003)	366,600	1,440	37,200	16,300	10,600	432,100
Total (as at Dec 2002)	359,200	1,390	26,100	11,000	10,900	408,600

All numbers rounded to the nearest 100 except for leased lines rounded to the nearest 10.
* The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purpose.
** The subscriber bases in Thailand and India are relatively small and hence combined for presentation purpose.

Revenues

Full-year revenues grew 6.7% to US$98.6 million, up from US$92.4 million a year ago. Revenues in the fourth quarter grew 9.8% over the same quarter of 2002 to US$25.8 million.

Full-year broadband revenue grew 60.7% to US$39.4 million, making it the largest revenue contributor at 40.0% of the group’s total revenue. Broadband revenue in the fourth quarter grew 49.7% over the same quarter last year to US$11.2 million, and grew 8.2% over the previous quarter.

With the expected migration to broadband access, dial-up revenues continued on a downtrend. For the full-year of 2003, dial-up revenues declined 18.2% from 2002. However, quarter-to-quarter comparison showed that the decline in dial-up revenues has slowed to 3.6% from the third quarter of 2003. In terms of subscriber base, a 3.0% increase was registered over the previous quarter, largely due to the increase in the pre-paid subscriber base in the Philippines. This increase in the Philippines is offset by the declines in Singapore and Australia where dial-up subscribers continue to migrate to broadband access. The average revenue per user, or ARPU, of pre-paid subscribers is normally lower than that of post-paid subscribers.

The declining trend observed in leased line revenues in the past quarters had also stabilized to about US$3.4 million in both the third and fourth quarter of 2003. On a full-year basis, the decline in leased line revenues was 9.9% from year-ago level.

Revenues from value added services for the year grew significantly by 20.7% from 2002, driven primarily by the antivirus service launched in Singapore in July 2003. Commission revenues in the travel business for the year decreased 24.7% from a year ago due to the SARS outbreak in the first half of 2003. There was healthy recovery in the second half of the year with quarterly revenues almost back to pre-SARS level.

Operating Costs and Expenses

For the full-year, there was an increase in cost of sales attributed to a shift in revenue mix from the higher yield dial-up and leased line to lower yield broadband products. This resulted in a reduction in gross margins from 58.8% in 2002 to 55.9% in 2003. However, compared with the third quarter of 2003, there was an improvement in the gross margin to 58.0% in the fourth quarter from 54.1%, contributed largely by bandwidth cost savings and the increase in revenue from higher margin value-added services in Singapore.

Staff costs for the full-year 2003 increased 9.2%, largely due to annual salary revision and higher stock-based compensation costs registered in 2003 for the variable accounted options issued in 2001. Excluding the impact of the stock-based compensation cost, as a percentage of revenues, staff costs would have been 27.8% in the fourth quarter of 2003 versus 28.3% the same quarter one year ago. Staff productivity (revenue per staff per quarter) improved from US$22,000 in the fourth quarter of last year to US$25,000 this year.

Sales and marketing expenses for the year increased 7.5% in 2003 over that in 2002 as the Group increased its marketing efforts, particularly in Australia, to capitalize on this growth market. As a percentage of total revenues, sales and marketing expenses were maintained at 3.6% at 2003.

Other general and administrative expenses were lower by 11.2% in 2003 from 2002 as part of the ongoing effort to reduce back-office expenses across the Group.

Net Income

Full-year net income was US$2.8 million, or 21 US cents per diluted share. From Table 1, net income before the two non-cash charges was US$2.2 million in the fourth-quarter of 2003, representing almost three times that in the third-quarter. On a full-year basis, net income before the non-cash charges was US$4.4 million in 2003, up from US$1.9 million in 2002.

The unconsolidated affiliates in India and Thailand also continued to improve on their operating results. The full-year loss from the unconsolidated affiliates has significantly narrowed from US$1.0 million in 2002 to US$0.1 million in 2003. Besides better performance by these unconsolidated affiliates, the Group registered a net gain on foreign currency in 2003, compared with a net loss registered in 2002.

Cash Flow and Cash Balance

As of December 31, 2003, the Group held cash and cash equivalents of US$24.7 million. The Group increased its cash balance by US$4.0 million despite repayment of loans from shareholders and bank amounting to US$6.2 million.

Internet Communications Service Provider (ICSP)

The Group’s effort in expanding broadband and corporate businesses across the seven countries has laid the foundation to fuel its growth as a regional service provider for Internet communications services. The corporate customer wins across the Group demonstrated the unique advantage of a regional telco-independent service provider. De La Salle University in the Philippines valued PacNet’s ‘Always On’ reliability proposition and appointed PacNet to deploy a high-speed Internet connection by leveraging its unique telco-neutral position to bundle together services from a combination of local telcos. Positioned as the partner-of-choice for regional corporations and Asian businesses, PacNet continues to build its promise on the strength of its regional network, coverage and services. This is evidenced by the increase in regional corporate wins in the year, including a leading regional logistics company that chose PacNet’s regional connectivity services to link its regional operations in six Asian countries.

Tan Tong Hai, President and CEO of PacNet, said, “We have delivered our promise to better our performance in 2002. We will continue to focus on the corporate segment to fuel our growth. Our value proposition as an ICSP will help to deepen our relationship with our customers and grow together with them.”

Business Outlook

As PacNet has stated in previous quarterly releases, the company has been executing the following strategies:

  1. Focus on broadband
  2. Grow the corporate market
  3. Expand the regional businesses
  4. Introduce innovative services and solutions
  5. Leverage international partnerships

Moving forward, the economic outlook of the markets that PacNet operates in is expected to improve in the coming year although it expects strong pricing pressure to remain as the competition in the Internet services markets in Asia continues to heat up.

Mr Ko added, “PacNet will take advantage of the new market opportunities by aggressively pursuing our proven strategies for long term growth. Barring any unexpected adverse developments, we expect to better our 2003 performance in the new year.”

Conference Call and WebCast

Management will host a conference call to discuss the quarter's results:
Singapore Time:	Tuesday, February 10, 2004 @ 0700 hrs
US Eastern Time:	Monday, February 9, 2004 @ 1800 hrs
Dial in number:	Within US: 1-800-915-4836 (toll free) International: +1-973-317-5319

The call will also be webcast "live" via the Internet at the following website: http://www.pacnet.com/investor/.

Detailed financial statements together with management's discussion and analysis are available on the Investor Relations website at http://www.pacnet.com/investor/.

The financial statements in this report are in conformity with US GAAP.
For convenience, Singapore dollar amounts have been translated into US dollar amounts at the exchange rate of S$1.699 to US$1.00. [Conversion rate as at December 31, 2003 from the Federal Reserve Bank of New York]

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is Asia's largest telco-independent Internet communications service provider (ICSP) by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and workstyles of our customers. For more information, please visit us at http://www.pacnet.com.

Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Caution Concerning Forward-Looking Statements

Included in this report are various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, some of which may be identified by the use of words such as "may”, “might”, "seeks”, "expects”, "anticipates”, "estimates”, "believes", “projects”, “plans”, “strategy”, “forecast” and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Management’s Discussion and Analysis for
the Quarter and Year Ended December 31, 2003

Basis of Presentation

The accompanying unaudited consolidated financial information have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and other adjustments) considered necessary for a fair presentation have been included. The Management’s Discussion and Analysis should be read in conjunction with the financial information appearing in this Form 6K. In the following discussion, Pacific Internet Limited (the “Company”) and its consolidated subsidiaries and unconsolidated affiliates are collectively referred to as the “Group” or “PacNet”.

Overview

PacNet is Asia’s largest telco-independent Internet service provider ("ISP") by geographic reach. It provides reliable Internet access and value-added services to individuals and businesses across seven countries – Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet has been sharpening its Internet engineering expertise since 1991, in the days of TechNet, the R&D unit of the National University of Singapore, making it one of the most experienced ISPs in the region. In 1995, PacNet commenced commercial Internet services in Singapore and started its regional expansion in 1996 both organically and through acquisitions. Today, the Group has over 448,000 subscribers.

PacNet’s primary service offerings include basic Internet access services through dial-up, broadband and leased lines and value-added services like web-hosting, e-commerce services, email short messaging service (“email SMS”), webmail access, online gaming, email outsourcing, managed security, VPN (virtual private network), international roaming and many others.

PacNet provides this broad range of Internet services to individuals and businesses through a regional network of more than 30 points of presence (POP) in seven countries. The Group’s systems and network infrastructure are designed to provide customers with reliability and speed through efficient use of international bandwidth and implementation of a scalable infrastructure. This regional network footprint provides the Group stronger bargaining power for collective negotiation of international bandwidth and the ability to build extensive peering relationships with international carriers.

PacNet’s goal is to continue building on its strong position in the Asia-Pacific Internet access market and leverage on its regional presence by:

  providing reliable and responsive customer experience;
  focusing on high growth areas like broadband, including gaining access to a variety of broadband infrastructures like DSL and cable broadband;
  exploiting our regional network coverage to provide one-stop service to regional corporate customers; and
  leveraging on the scale of the existing customer base and infrastructure to up-sell innovative and higher value-added services to improve the Group’s profitability.

Discussion of Results of Operations

The Group ended 2003 with total revenues of S$167.5 million (US$98.6 million), up 6.7% from last year. Total revenues for the quarter was S$43.9 million (US$25.8 million), representing year-on-year and quarter-on-quarter increases of 9.8% and 2.5%, respectively.

2003 was a challenging year typified by weak economic conditions aggravated by war in IRAQ and SARS outbreak. Despite the challenging environment, the Group achieved a full year profit of S$4.8 million (US$2.8 million), exceeding last year profit of S$2.9 million (US$1.7 million) by 67%. Net profit for the 4th quarter was more than doubled that of last quarter to S$3.2 million (US$1.9 million). The strong quarter-on-quarter performance was mainly due to higher revenues and better management of operating expenses.

The following is a summary of the Group’s net profit before and after adjusting for stock-based compensation1 and cumulative effect adjustment – net of tax pertaining to asset retirement obligation charge2.

Pacific Internet Limited	Quarter ended			Full Year
Summary of unaudited consolidated statement of operations	30 Sep, 2003	31 Dec, 2002	31 Dec, 2003	2002	2003
	S$'000
Net Income	1,333	806	3,239	2,890	4,825
Non-cash charges
Stock-based compensation costs [1]	(37)	70	499	394	2,375
Cumulative effect adjustment - net of tax [2]	-	-	-	-	220

Net income before non-cash charges	1,296	876	3,738	3,284	7,420

	US$'000
Net Income	783	477	1,906	1,706	2,840
Non-cash charges
Stock-based compensation costs [1]	(22)	41	294	232	1,398
Cumulative effect adjustment - net of tax [2]	-	-	-	-	129

Net income before non-cash charges	761	518	2,200	1,938	4,367

1 Refer to detailed explanation under "Staff Costs".
2 Refer to detailed explanation under "Cumulative Effect Adjustment".

The following is a detailed discussion of this quarter's operating results.

Revenues

In this quarter, broadband continued to be the leading segment in terms of revenue growth while dial-up revenues continued to decline. This is the trend observed in Singapore, Malaysia and Australia as users continue to migrate to higher speed broadband services at more affordable prices. On the other hand, in the Philippines, dial-up is still the primary source of Internet access, as broadband services are not widely available and / or affordable.

Year on year, the 9.8% net revenue growth in this quarter was from broadband and value-added services, partially set off by reductions in dial-up, leased lines, air ticket commissions and other revenues. Quarter on quarter, broadband, value-added services and air ticket commissions contributed to the 2.5% increase in net revenues.

Dial-up Access
Dial-up revenue for the year was S$47.8 million (US$28.1 million), accounting for 28.5% of total revenues, down from 37.2% one year ago at S$58.4 million (US$34.4 million). For the quarter, revenue was S$11.1 million (US$6.5 million), registering a year-on-year and quarter-on-quarter decline of 15.5% and 3.6%, respectively.

The Group ended the quarter with 377,700 dial-up subscribers, a 5.2% improvement when compared to the same quarter last year. As noted in the past quarters, the Group’s more Internet savvy dial-up customers continued to migrate to higher-speed access i.e. broadband. The increase in the subscribers in the Philippines, India and Thailand were largely from the lower priced prepaid service compared to the traditional post paid dial-up services.

Compared to last quarter, dial-up revenues for this quarter decreased S$0.4 million (US$0.2 million) or 3.6% while subscriber base for consolidated companies registered an increase of 2.8%. This increase in base was mainly from PacNet Philippines’ pre-paid dial-up service, which has a relatively low average revenue per user (“ARPU”) compared with post-paid dial-up service.

The following table summarizes the dial up customers by geography :

Dial-up subscriber base	Dec	Sep	Dec
by geography*	2003	2003	2002
Singapore & Malaysia^	138,100	140,900	161,100
Hong Kong	88,700	88,700	82,700
Australia	37,300	37,600	37,800
Philippines	92,900	80,200	63,000
Total for consolidated companies	357,000	347,400	344,600
India & Thailand**	20,700	19,200	14,600
Total	377,700	366,600	359,200

* All numbers are rounded to the nearest 100.
** Results of India and Thailand operations are equity accounted for. The subscriber base is relatively small for these two countries and hence grouped together for presentation purpose.
^ The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purpose.

Broadband Access
Broadband revenue for the year grew 60.7% to S$66.9 million (US$39.4 million) compared to last year. For the quarter, broadband revenue was S$19.0 million (US$11.2 million), representing year-on-year and quarter-on-quarter growth of 49.7% and 8.2%, respectively.

As of December 31, 2003, the Group had 58,000 broadband subscribers, a growth of 56.3% over the previous year. Compared to last quarter, subscriber base increased 8.4%.

The following table summarizes the broadband customers by geography :

Broadband subscriber base	Dec	Sep	Dec
by geography*	2003	2003	2002
Singapore & Malaysia^	34,300	32,400	23,400
Hong Kong	13,200	12,100	9,300
Australia	10,300	8,800	4,200
Philippines	100	100	100
Total for consolidated companies	57,900	53,400	37,000
Thailand**	100	100	100
Total	58,000	53,500	37,100

* All numbers are rounded to the nearest 100.
** Results of Thailand operations are equity accounted for.
^ The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purpose.

The strong growth in broadband revenue was principally driven by the increase in broadband subscribers in Singapore, Hong Kong and Australia. For the year ended December 31, 2003, PacNet Australia’s broadband revenue increased 139.3% whilst subscriber base increased more than double to 10,300. For the same period, PacNet Singapore improved its broadband revenue by 61.3% to S$29.7 million (US$17.5 million). Despite intense competition in the broadband market, PacNet Hong Kong, the Group’s second largest revenue contributor, was able to record a healthy broadband revenue growth of 25.7% year-on-year.

The increase in broadband revenue from the growth in subscriber base was partially offset by a decrease in revenue as a result of a reduction in broadband average revenue per user (“ARPU”). Competition resulted in downward price pressures, which in turn fueled demand.

In terms of revenue mix, broadband revenue contributed 40.0% of the Group’s revenue for the year, a significant increase from its 26.5% contribution one year ago. PacNet expects broadband revenue to be one of its key revenue drivers in the near term as the popularity of high-bandwidth multimedia applications and on-line entertainment continue to grow.

Leased Line Access
Leased line revenue for the year was S$23.3 million (US$13.7 million), representing a decline of 9.8% when compared to last year. Revenue in this fourth quarter was S$5.8 million (US$3.4 million), demonstrating a year-on-year decline of 9.9%. Quarter-on-quarter, leased line revenue recorded a slight improvement of 0.1%. This quarter-on-quarter improvement was largely due to increase in corporate customers in Australia and Malaysia.

The following table summarizes the leased line customers by geography :

Leased line subscriber base	Dec	Sep	Dec
by geography*	2003	2003	2002
Singapore & Malaysia^	670	680	760
Hong Kong	260	260	280
Australia	100	90	100
Philippines	160	140	100
Total for consolidated companies	1,190	1,170	1,240
India & Thailand**	320	270	150
Total	1,510	1,440	1,390

* All numbers are rounded to the nearest 10.
** Results of India and Thailand operations are equity accounted for. The subscriber base is relatively small for these two countries and hence grouped together for presentation purpose.
^ The subscriber base for Malaysia is relatively small and hence grouped together with Singapore for presentation purpose.

In summary, revenues declined largely due to erosion of ARPU. As an indication, PacNet’s monthly ARPU for this quarter dropped 6.7% from S$1,720 (US$1,012) to S$1,604 (US$944) year-on-year.

Value-Added Services ("VAS")
The Group currently provides a variety of VAS to cater to the different needs of today’s Internet-savvy customers. VAS includes, amongst others, global roaming, web-hosting, anti-virus solutions, wireless access and data services. VAS revenue grew to S$15.7 million (US$9.2 million) this year, representing an increase of 20.7% year-on-year.

For this quarter, VAS revenue was S$4.7 million (US$2.8 million), an increase of 37.5% when compared to the corresponding quarter last year. Quarter on quarter, VAS revenue increased 11.5%, the increase was largely due to PacNet Singapore’s anti-virus service launched in July 2003, which brought in S$1.0 million (US$0.6 million) of revenue this quarter compared to S$0.4 million (US$0.3 million) last quarter.

Commission revenue
Commission revenue relates to travel commission generated by the Group’s travel arm – Safe2Travel Pte Ltd (“Safe2Travel”), which is the second largest corporate travel-ticketing agent in Singapore.

Safe2Travel applies Emerging Issue Task Force No. 99-19 (“EITF 99-19”), Reporting Revenue Gross as a Principal Versus Net as an Agent, in the recognition of commission revenues. As such, all air-ticketing revenues are recorded at the net amount, i.e. the amount charged to the customer less the amount payable/paid to the airlines.

For this year, Safe2Travel earned total commission revenue of S$6.8 million (US$4.0 million), representing 5.2% of its gross ticket sales of S$130.6 million (US$76.9 million). Although the commission revenues are recorded net, Safe2travel’s accounts receivables and payables are recorded at the gross amounts charged to the customer and payable to the airlines, respectively. This partly explains the significant balance of accounts receivable and payables in the Group’s balance sheet relative to its revenues and cost of sales. As of December 31, 2003, Safe2Travel’s gross accounts receivable and accounts payables was S$12.2 million (US$7.2 million) and S$4.7 million (US$2.8 million), respectively.

Commission revenue for the year registered a decrease of 24.7% when compared to last year, this was due to reduced travel caused by the war in IRAQ and the SARS outbreak in the first and second quarter of this year.

Commission revenue for this quarter was S$2.0 million (US$1.2 million), representing a decline of 7.4% when compared to corresponding quarter last year as business travel was recovering from the SARS situation. Quarter on quarter showed an improvement of S$0.1 million (US$76,000) or 6.9% as the SARS situation has shown encouraging signs of recovery in both business and leisure travel.

Other revenues
Other revenues include interconnect revenue for dial-up traffic terminating into the PacNet Singapore’s network, e-services revenue, online gaming revenue and system integration revenues.

For the year, other revenues reduced by 23.1%, compared to one year ago. This was largely due to reduction in PacNet Singapore’s interconnect revenue and reduction in e-services revenue. The reduction in interconnect revenue was due to the expiry of the interconnect contract between PacNet Singapore and SingTel in September 2003.

Operating Costs and Expenses

Cost of Sales
The Group’s cost of sales consists mainly of ADSL wholesale charges, telecommunication costs in international leased circuits, leased line and monthly charges for the use of telephone lines to the Group’s modem pool. When compared to last year, cost of sales for the year increased 14.3% and gross margin for the year declined slightly from 58.8% to 55.9%. This reduction was caused by the shift in revenue mix from higher yield dial-up and leased line business to the lower yield broadband business.

Staff Costs
Staff costs as a percentage of gross revenue increased slightly from 29.1% last year to 29.7% this year. Staff costs for the quarter was S$12.7 million (US$7.5 million), representing an increase of S$1.3 million (US$0.8 million) or 11.6% when compared to the same quarter last year. This was due to annual revisions in salaries and higher stock-based compensation costs. Quarter on quarter, the increase was S$0.6 million (US$0.4 million) or 5.2%. This increase was largely a result of higher stock-based compensation costs.

The Group has adopted the disclosure-only provisions of SFAS 123 Accounting for Stock Based Compensation and applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock-based compensation plans. The Group has elected to use the intrinsic value method prescribed in APB 25 to account for options issued to employees. For options issued to non-employees under its stock-based compensation plan, the Group has accounted for them as provided under SFAS 123. The fair value of the options granted is estimated using the Black-Scholes option-pricing model.

Stock options granted under the 4th tranche of 1999 Stock Option Plan issued after January 18, 2001 are variable accounted for in accordance with EITF 00-23 Issue 31. As of December 31, 2003, there are 198,600 outstanding options with an exercise price of US$3.09, which are subject to variable accounting. A total compensation cost for the 4th tranche stock options in this quarter was S$0.4 million (US$0.3 million) and for the year this was S$2.1 million (US$1.3 million). No compensation costs were recorded for these options in the same quarter last year since they had zero intrinsic value then.

The total stock-based compensation cost recognised by the Group for the quarter was S$0.5 million (US$0.3 million). This was a reversal of S$37,000 (US$22,000) for the last quarter and a charge of S$70,000 (US$41,000) for the same quarter last year. The Group for the year has recognised S$2.4 million (US$1.4 million) compared to last year S$0.4 million (US$0.2 million).

Excluding the effects of stock-based compensation cost, staff costs as a percentage of gross revenues was 27.8%, 28.3% and 28.3% for this quarter, last quarter and same quarter last year respectively. Staff productivity also improved as evidenced by the increase in the revenue per employee per quarter from S$38,000 (US$22,000) the fourth quarter last year to S$43,000 (US$25,000) this quarter. The Group’s staff strength as at year end was 1,025 compared to 1,056 one year ago.

Sales and Marketing Expenses
Sales and marketing expenses for the quarter and the year was S$1.0 million (US$0.6 million) and S$6.0 million (US$3.5 million) respectively, representing an increase of 39.9% and 7.5% compared to the corresponding periods last year. The increase in sales and marketing expenses for the year was mainly due to the increased acquisition efforts for broadband subscriber growth, particularly in Australia. As a percentage of total revenue, the sales and marketing expenses for the year was 3.5% for last year and 3.6% for this year with a slight increase of only 0.1%.

Other General and Administrative Expenses (“Other G&A”)
Other G&A consisted mainly of traveling expenses, office expenses and professional and consultancy fees. For the year, these were 9.7% of net revenues, compared to 11.6% one year ago. The Group will continue to monitor this closely to ensure that the increase in these expenses is at a slower rate than revenues.

Depreciation and Amortization
Depreciation and amortization decreased 2.5% and 12.8% for the quarter and the year ended December 31, 2003 respectively, compared to the corresponding periods last year. The reduction is due to lower depreciation charges.

Allowance for Doubtful Accounts Receivables
For the year ended December 31, 2003, allowance for doubtful accounts receivables increased 3.1% compared to last year. This was due to certain start-up expenses, paid on behalf of Pacnet India, which will now be borne by its shareholders. PacNet Singapore has provided S$0.4 million (US$0.3 million) for this, being share of these expenses.
For the quarter, allowance for doubtful accounts receivables decreased 33.8% year-on-year and 22.0% quarter to quarter, a result of more effective credit management.

Other Income (Expenses)
Other income / (expenses) consisted largely of equity in losses of unconsolidated affiliates, net gain in foreign exchange and interest income earned.

Equity in losses of unconsolidated affiliates comprises mainly losses incurred by the Group’s operations in Thailand and India. Compared to 2002, losses from these affiliates for the year reduced by 86.0% due to revenue growth. This trend is expected to continue as these operations mature and grow.

Net gain in foreign exchange was mainly due to exchange differences arising from funding of operations in Australia using Singapore dollars. These are largely due to the strengthening of the Australian dollar against the Singapore dollar.

Cumulative Effect Adjustment
In July 2001, the FASB issued SFAS 143 Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement.

SFAS 143 is effective from January 1, 2003, and the charge for the cumulative effect up to December 31, 2002 recognised by the Group in the first quarter of 2003 was S$0.2 million (US$0.1 million).

The depreciation and accretion charge for the year of 2003 was S$34,000 (US$20,000) and S$16,000 (US$9,000) respectively. They have been included under Other General and Administrative Expenses and Depreciation and Amortization Expenses respectively.

Net income
The Group’s full-year net income of S$4.8 million (US$2.8 million) is a marked improvement from a full-year net income of S$2.9 million (US$1.7 million) one year ago. Revenue growth and effective costs management were the main contributors to this improvement.

Net income for the quarter increased by S$1.9 million (US$1.1 million) quarter-on-quarter and S$2.4 million (US$1.4 million) year-on-year, largely due to higher revenues, which flowed to the bottom line.

Liquidity and Capital Resources

As of December 31, 2003, the Group held cash and cash equivalents of S$41.9 million (US$24.7 million). Total cash generated for the year was S$6.2 million (US$3.7 million). For the quarter, the Group generated negative cashflow of S$1.2 million (US$0.7 million).

For the year ended December 31, 2003, operating activities generated cash of S$16.8 million (US$9.9 million) as a result of strong operating performance. This was offset by the outflow of S$6.2 million (US$3.6 million) in investing activities and S$4.4 million (US$2.6 million) in financing activities. Investing activities comprised mainly of acquisition of fixed assets while financing activities comprised mainly of repayment of loans, bank borrowings and capital leases.

Stock Based Compensation for Resigned Directors

During the year, two members resigned from the Board of Directors of the Company. For one of the directors, in accordance with the terms of the relevant share option plans and his share option agreements, the Administrative Committee passed resolution on May 29, 2003 extending the exercise periods of his unexercised share options for a period of 24 months from his resignation date.

The Group has accounted for this modification in accordance with FIN 44 “Accounting for Certain Transactions Involving Stock Compensation”. Under these guidance, compensation cost shall be measured as if the outstanding award was newly granted at the date of the change in status and the pro-rated deferred compensation expense arising at the new grant date until exercise / expiry based on intrinsic value method is recognized over the remaining validity period.

Critical accounting policies and estimates

PacNet’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial information, which have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. The preparation of these financial information requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its estimates, including those related to revenue recognition, network service costs, bad debts, intangible assets, deferred taxes, investments, restructuring and contingencies. PacNet based its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

PacNet believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of financial information.

Revenue recognition
PacNet recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”), as amended and other related guidance. SAB 101 requires four basic criteria to be met before revenue can be recognized: (1) pervasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgements regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which PacNet will perform multiple revenue generating activities and EITF 00-21 has became effective for PacNet’s revenue arrangements commencing on or after June 15, 2003. As such, activation fee revenue is recognized upfront based on the fair value of the delivered items.

Network service costs
Access to Internet for customers outside of our base of owned point-of-presence (“POPs”) is provided through capacity leased from a number of third-party telecom providers. PacNet is, in effect, buying capacity in bulk at a discount, and providing access to its customer base at the normal rates. PacNet’s network service costs represent a significant portion of its cost of sales and the related liabilities represent a significant portion of accrued expenses. Network service costs accruals are frequently based on best estimates due to delayed or late billing by telecom companies, the complexity of its agreements with telecom companies and the frequency of disputes.

Bad debt
PacNet maintains allowances for doubtful accounts for estimated losses resulting from inability of customers to make required payments. If the financial position of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill and other identifiable intangible assets
Intangible assets consist primarily of acquired customer lists, customer contracts and goodwill. Acquired customer lists represents capitalization of specific costs incurred for the purchase of other customer lists from other ISPs, and is amortized on a straight-line basis over its estimated useful lives, ranging from 4 to 5 years.

Goodwill and other intangible assets are periodically reviewed for impairment to ensure they are properly valued. Conditions that may indicate an impairment issue exists include an economic downturn, changes in churn rate of subscribers or a change in assessment of future operations. In the event that a condition is identified that may indicate an impairment issue exists, an assessment is performed using a variety of methodologies, including discounted cash flow analysis and estimates of sales proceeds.

Deferred income taxes
PacNet records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While PacNet has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowance, in the event PacNet were to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PacNet determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Legal contingencies
PacNet is involved in material legal proceedings as disclosed. PacNet is also involved in legal proceedings that it considers normal to its business and has accrued its estimate of the probable costs of defending these proceedings. The estimate has been developed in consultation with outside counsel handling its defense in these matters and is based on analysis of potential results, assuming a combination of litigation and settlement strategies. Save as disclosed, PacNet does not believe these proceedings will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in assumptions of the effectiveness of strategies related to these proceedings.

Litigation and contingent liabilities

On December 6, 2001, a class action lawsuit (“IPO Allocation Suit”) was instituted in the United States District Court for the Southern District of New York against the Company and several of the Company’s former directors and officers as well as against the underwriters who handled the Company’s February 5, 1999 initial public offering (“IPO”). The complaint filed with respect to the IPO Allocation Suit alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company’s securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount. In April 2002, an amended complaint was filed against the Company. The amended complaint included, amongst others, allegations of price-manipulation in the Company’s IPO as well as its second offering conducted in May 1999.

The Company has been advised by its US counsel that similar class action suits have been filed against about 300 other companies that went public between 1998 and 2001 and that all such cases have been consolidated before a single judge for case management purposes. On July 15, 2002, the Company and the individual defendants, along with the other issuers and their related officer and director defendants, filed a joint motion to dismiss based on common issues. On February 19, 2003, the Court denied the motion to dismiss as to all claims brought against the Company and the individual defendants, except for claims brought against the individual defendants under Section 10(b) of the Securities Exchange Act of 1934, which were dismissed.

On July 30, 2003, the Litigation Committee of the Board of Directors of the Company approved a Memorandum of Understanding (the "MOU") reflecting a settlement in which the plaintiffs agreed to dismiss the case against the Company with prejudice in return for the assignment by the Company of claims that the Company might have against its underwriters. No payment to the plaintiffs by the Company is required under the MOU. There can be no assurance that the MOU will result in a formal settlement or that the Court will approve the settlement that the MOU sets forth.

The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and, if the MOU does not result in a formal settlement approved by the Court, intends to contest the lawsuit vigorously. However, the litigation remains at a preliminary stage. Due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in other litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements within the meaning of the "Private Securities Litigation Reform Act of 1995", some of which may be identified by the use of words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

  projected capital expenditures, expansion plans and liquidity;
  development and growth of additional revenue sources;
  development and maintenance of profitable pricing programs; and
  outcome of potential litigation.

These statements are forward-looking which reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (1) continued decline in economic conditions; (2) increasing maturity of the market for Internet access and fluctuations in the use of the Internet that may adversely impact the Group’s subscriber growth rates and revenues; (3) changes in technology and the Internet marketplace; (4) the Group’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets, more particularly, changes in the assumptions of the effectiveness of business strategies or initiatives carried out or to be carried out by the Group; (5) the success of its business partnerships and alliances; (6) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (7) deterioration of the financial position of debtors; (8) changes in estimates of network service costs accruals due to delayed or late billing by telecommunication companies; (9) changes in economic environment, churn rate of subscribers or assessment of future operations resulting in an impairment in goodwill and other intangible assets; (10) changes in assumptions of the effectiveness of strategies related to legal proceedings generally and more particularly changes in assumptions of costs of maintaining such proceedings; (11) changes in assumptions of the effectiveness of tax planning strategies generally and more particularly (i) changes in operations that may affect the assumptions relating to deferred tax assets; and (ii) changes in factors affecting the interpretation of certain withholding tax laws which may significantly impact the Group’s cash resources; (12) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; (13) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operate, including but not limited to (i) changes in tax, telecommunications, licensing and other relevant laws and regulations; (ii) changes in political stability; and (14) the outcome of contingencies.

In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. Given these concerns, undue reliance should not be placed on these statements. The Group assumes no obligation to update any such statements.

Pacific Internet Limited

Unaudited Consolidated Balance Sheets as of December 31, 2003 With Comparative Amounts from December 31, 2002

	31-Dec-02	31-Dec-03	31-Dec-03
	S$'000	S$'000	US$'000

Cash and cash equivalents	35,179	41,905	24,665
Accounts receivable - net	29,059	26,869	15,815
Short term investment	250	-	-
Other receivables	9,541	8,550	5,032
Inventories	482	340	200

Total current assets	74,511	77,664	45,712

Investments	204	37	22
Fixed assets and website development costs- net	21,121	18,742	11,031
Goodwill and intangible assets - net	27,568	29,708	17,486
Other non-current assets	6,610	6,040	3,555

Total non-current assets	55,503	54,527	32,094

TOTAL ASSETS	130,014	132,191	77,806

Bank borrowings	3,236	2,644	1,556
Accounts payable	12,730	13,500	7,946
Other payables	41,662	32,501	19,130
Current portion of capital lease obligations	498	453	267

Total current liabilities	58,126	49,098	28,899

Capital lease obligations, less current portion	810	704	414
Other non-current and deferred liabilities	2,410	1,329	782

Total non-current liabilities	3,220	2,033	1,196

Minority interest	2,760	3,085	1,816

Shareholders' equity
Ordinary shares, S$2 par value	25,631	26,069	15,344
Additional paid-in capital and deferred compensation	92,359	95,625	56,283
Accumulated deficit and other comprehensive income	(52,082)	(43,719)	(25,732)

Total shareholders' equity	65,908	77,975	45,895

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	130,014	132,191	77,806

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In Singapore Dollars)

	Quarter ended			Year ended December 31,

	Sep 30, 2003	Dec 31, 2002	Dec 31, 2003	2002	2003
	S$'000	S$'000	S$'000	S$'000	S$'000

Revenues
Dial up access	11,510	13,140	11,101	58,421	47,792
Broadband access	17,524	12,661	18,959	41,635	66,918
Leased line access	5,746	6,382	5,750	25,818	23,276
Value added services	4,201	3,418	4,684	13,012	15,702
Commission revenues	1,892	2,183	2,022	9,043	6,808
Other revenues	1,908	2,178	1,346	9,101	6,997

Total net revenues	42,781	39,962	43,862	157,030	167,493

Operating costs and expenses
Cost of sales	19,654	17,191	18,401	64,648	73,866
Staff costs	12,077	11,377	12,700	45,621	49,817
Sales & marketing	1,459	716	1,002	5,536	5,950
Other general & administrative	4,213	4,537	3,642	18,225	16,182
Depreciation & amortization	2,578	2,709	2,640	12,197	10,633
Allowance for doubtful accounts receivable	912	1,074	711	2,747	2,832

Total operating expenses	40,893	37,604	39,096	148,974	159,280

Operating income	1,888	2,358	4,766	8,056	8,213

Other income (expenses)
Net interest income (expenses)	44	(16)	9	(291)	116
Net (loss) gain on foreign currency	(46)	(244)	160	(695)	549
(Loss) gain on disposal of fixed assets	(12)	(5)	(36)	34	(53)
Gain on sale of quoted equity investments	-	-	69	-	69
Equity in gain (loss) of unconsolidated affiliates	79	(453)	114	(1,738)	(244)
Others	36	504	55	885	370

Total other income (expenses)	101	(214)	371	(1,805)	807

Income before income taxes and minority interest	1,989	2,144	5,137	6,251	9,020
Provision for income taxes	(596)	(2,089)	(1,780)	(4,199)	(3,650)

	1,393	55	3,357	2,052	5,370

Cumulative effect adjustment - net of tax	-	-	-	-	(220)
Minority interest in (gain) loss of consolidated subsidiaries	(60)	751	(118)	838	(325)

Net income	1,333	806	3,239	2,890	4,825

Net income per share - basic	$0.1023	$0.0629	$0.2485	$0.2255	$0.3716

Net income per share - diluted [1]	$0.0998	$0.0629	$0.2417	$0.2255	$0.3642

Weighted average number of shares outstanding - basic	13,033,858	12,815,066	13,034,691	12,815,066	12,985,036

Weighted average number of shares outstanding - diluted [1]	13,351,783	12,815,066	13,401,560	12,815,066	13,249,096

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

Pacific Internet Limited

Unaudited Consolidated Statement of Operations (In US Dollars)

	Quarter ended			Year ended December 31,

	Sep 30, 2003	Dec 31, 2002	Dec 31, 2003	2002	2003
	US$'000	US$'000	US$'000	US$'000	US$'000

Revenues
Dial up access	6,775	7,734	6,534	34,387	28,129
Broadband access	10,314	7,452	11,159	24,506	39,387
Leased line access	3,382	3,756	3,384	15,197	13,700
Value added services	2,473	2,012	2,757	7,659	9,242
Commission revenues	1,114	1,286	1,190	5,323	4,007
Other revenues	1,123	1,282	792	5,357	4,118

Total net revenues	25,181	23,522	25,816	92,429	98,583

Operating costs and expenses
Cost of sales	11,568	10,118	10,830	38,051	43,476
Staff costs	7,108	6,696	7,475	26,851	29,321
Sales & marketing	859	421	590	3,258	3,502
Other general & administrative	2,480	2,670	2,144	10,727	9,525
Depreciation & amortization	1,517	1,594	1,554	7,179	6,258
Allowance for doubtful accounts receivable	537	632	418	1,617	1,667

Total operating expenses	24,069	22,131	23,011	87,683	93,749

Operating income	1,112	1,391	2,805	4,746	4,834

Other income (expenses)
Net interest income (expenses)	25	(9)	5	(171)	68
Net (loss) gain on foreign currency	(27)	(144)	94	(409)	323
(Loss) gain on disposal of fixed assets	(7)	(3)	(21)	20	(31)
Gain on sale of quoted equity investments	-	-	41	-	41
Equity in gain (loss) of unconsolidated affiliates	46	(267)	67	(1,023)	(144)
Others	21	297	32	521	218

Total other income (expenses)	58	(126)	218	(1,062)	475

Income before income taxes and minority interest	1,170	1,265	3,023	3,684	5,309
Provision for income taxes	(352)	(1,230)	(1,048)	(2,471)	(2,148)

	818	35	1,975	1,213	3,161

Cumulative effect adjustment - net of tax	-	-	-	-	(130)
Minority interest in (gain) loss of consolidated subsidiaries	(35)	442	(69)	493	(191)

Net income	783	477	1,906	1,706	2,840

Net income per share - basic	$0.0602	$0.0370	$0.1463	$0.1327	$0.2187

Net income per share - diluted [1]	$0.0587	$0.0370	$0.1423	$0.1327	$0.2143

Weighted average number of shares outstanding - basic	13,033,858	12,815,066	13,034,691	12,815,066	12,985,036

Weighted average number of shares outstanding - diluted [1]	13,351,783	12,815,066	13,401,560	12,815,066	13,249,096

[1]	Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

[2]	For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of December 31, 2003, which was S$1.6990 to US$1.00.

Pacific Internet Limited

Unaudited Consolidated Statement of Cash Flows for Year Ended December 31, 2003 With Comparative Amounts from December 31, 2002

	Year ended December 31,

	2002	2003	2003
	S$'000	S$'000	US$'000

OPERATING ACTIVITIES
Net income for the year	2,890	4,825	2,840
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	12,197	10,633	6,258
(Gain) loss on disposal of fixed assets	(34)	53	31
Fixed assets written off	215	26	15
Allowance for doubtful accounts receivable	2,747	2,832	1,667
Minority interest	(838)	325	191
Provision for income taxes	473	(860)	(506)
Amortization of deferred compensation	394	2,375	1,398
Equity in loss of unconsolidated affiliates	1,738	244	144
Gain on disposal of quoted equity investments	-	(69)	(41)
Cumulative effect adjustment - net of tax	-	220	130
Changes in non-cash working capital items:
Accounts receivable	1,200	(105)	(62)
Prepaid expenses and other assets	958	87	51
Inventories	(318)	142	83
Accounts payable	1,827	770	453
Other payables / receivables	(758)	(4,707)	(2,770)

Cash provided by operating activities	22,691	16,791	9,882

INVESTING ACTIVITIES
Acquisition of fixed assets	(5,516)	(5,734)	(3,375)
Proceeds from sale of fixed assets	246	153	90
Sale of short term investment	-	250	147
Sale of quoted equity investments	-	299	176
Purchase of intangible assets	(165)	(570)	(335)
Purchase of short term investment	(250)	-	-
Purchase of quoted equity investments	-	(63)	(37)
Investment in affiliates	-	(430)	(253)
Loan to affiliates	(220)	(94)	(55)

Cash used in investing activities	(5,905)	(6,189)	(3,642)

FINANCING ACTIVITIES
Bank borrowings (repayments)	(684)	(605)	(356)
Repayment of loans from affiliates	(4,050)	(4,250)	(2,502)
Capital lease obligations	(780)	(840)	(494)
Proceeds from issuance of ordinary shares	-	1,329	782

Cash used in financing activities	(5,514)	(4,366)	(2,570)

Increase in cash and cash equivalents	11,272	6,236	3,670

Cash and cash equivalents at beginning of year	24,001	35,179	20,706

Effect of exchange rate changes on cash and cash equivalents	(94)	490	289

Cash and cash equivalent at end of year	35,179	41,905	24,665